SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CNX GAS CORPORATION

(Name of Subject Company)

CNX GAS CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

12618H200 / 12618H309 / 12618H101

(CUSIP Number of Class of Securities)

P. Jerome Richey

Executive Vice President, Corporate Affairs, Chief Legal Officer & Secretary

CNX Gas Corporation

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317-6506

(724) 485-4000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With a copy to:

Jeremy London

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, NW

Washington, D.C. 20005

(202) 371-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on May 11, 2010 by CNX Gas Corporation, a Delaware corporation (as amended or supplemented from time to time, including as amended by this Amendment No. 1, the “Statement”).

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 4.	The Solicitation or Recommendation

Item 4 is hereby amended and supplemented as follows:

(a) The following sentence is added as a new paragraph at the end of the section entitled “Item 4—The Solicitation or Recommendation—Background of the Offer—Formation of the Special Committee”:

On May 13, 2010, a representative of Wachtell Lipton informed a representative of Skadden Arps that, after consideration of the presentation by Lazard to Mr. Lyons, Mr. Johnson and Mr. King of CONSOL and representatives of Stifel Nicolas and Wachtell Lipton on May 11, 2010, the senior management of CONSOL decided that they would not be making a recommendation to the CONSOL board of directors to increase the offer price.

Item 9.	Exhibits

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(29)	Participant Instruction Letter from Plan Administrator for the CONSOL Energy Inc. Investment Plan for Salaried Employees

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CNX GAS CORPORATION

By:	/S/ STEPHEN W. JOHNSON
Name:	Stephen W. Johnson
Title:	Senior Vice President & General Counsel

Dated: May 14, 2010

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